UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Catalyst Lighting Group, Inc.
                         (formerly Wentworth III, Inc.)
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   950704 10 6
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                                 (CUSIP Number)


                          Catalyst Lighting Group, Inc
                                7700 Wyatt Drive
                              Fort Worth, TX 76108
                                 (800) 433-7753
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   950704 10 6
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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  The Larry D. Doskocil Living Trust Dated February 20, 1986 as Amended; ###-##-####
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               2. Check  the  Appropriate  Box  if a  Member  of a  Group  (See
                  Instructions)
                  (a)
                  (b)  X
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               3. SEC Use Only

--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions) (See item 3)
                  PF
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               5. Check if Disclosure of Legal  Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
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               6. Citizenship or Place of Organization
                  Kansas
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                    7. Sole Voting Power
                       685,004
   Number of      --------------------------------------------------------------
     Shares         8. Shared Voting Power
  Beneficially
    Owned by      --------------------------------------------------------------
      Each          9. Sole Dispositive Power
   Reporting           685,004
  Person With     --------------------------------------------------------------
                   10. Shared Dispositive Power

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              11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  685,004
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              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  19.4%
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              14. Type of Reporting Person (See Instructions)
                  OO
--------------------------------------------------------------------------------

CUSIP No.     950704 10 6
--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Larry D. Doskocil.....................###-##-####
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)  X
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) (See item 3)
                 PF
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 U.S.A.
--------------------------------------------------------------------------------
                    7. Sole Voting Power
                       16,000
   Number of      --------------------------------------------------------------
     Shares         8. Shared Voting Power
  Beneficially         685,004
    Owned by      --------------------------------------------------------------
      Each          9. Sole Dispositive Power
   Reporting           16,000
  Person With     --------------------------------------------------------------
                   10. Shared Dispositive Power
                       685,004
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 701,004
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                 19.9%
--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 IN
--------------------------------------------------------------------------------

CUSIP No.     950704 10 6
--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Joan Doskocil...........................###-##-####
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)  X
--------------------------------------------------------------------------------
              3. SEC Use Only

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) (See item 3)
                 PF
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization
                 U.S.A.
--------------------------------------------------------------------------------
                    7. Sole Voting Power
                       2,000
   Number of      --------------------------------------------------------------
     Shares         8. Shared Voting Power
  Beneficially         685,004
    Owned by      --------------------------------------------------------------
      Each          9. Sole Dispositive Power
   Reporting           2,000
  Person With     --------------------------------------------------------------
                   10. Shared Dispositive Power
                       685,004
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 687,004
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11)
                 19.5%
             14. Type of Reporting Person (See Instructions)
                 IN
--------------------------------------------------------------------------------

CUSIP No.   950704 10 6
--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  The Doskocil Foundation; 48-0970383
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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)  X
--------------------------------------------------------------------------------
               3. SEC Use Only

--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions) (See item 3)
                  PF
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  Kansas
--------------------------------------------------------------------------------
                    7. Sole Voting Power
                       16,000
   Number of      --------------------------------------------------------------
     Shares         8. Shared Voting Power
  Beneficially
    Owned by      --------------------------------------------------------------
      Each          9. Sole Dispositive Power
   Reporting           16,000
  Person With     --------------------------------------------------------------
                   10. Shared Dispositive Power

--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  16,000
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  004%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Catalyst Lighting Group, Inc. (formerly Wentworth III, Inc.), whose principal executive offices are located at 7700 Wyatt Drive, Fort Worth, TX 76108 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The names of the reporting persons are The Larry D. Doskocil Living Trust Dated February 20, 1986 as Amended (the "Trust"), Larry D. Doskocil ("Mr. Doskocil"), Joan Doskocil ("Mrs. Doskocil") and The Doskocil Foundation (the "Foundation").

(b) The business address of each of the above is c/o Paul Roederer, P.O. Box 705, Hutchinson, KS 67504.

(c) The Trust was formed for estate planning purposes. The Foundation was formed to serve as a conduit for donations by Mr. Doskocil, members of his family and other persons to religious, charitable, scientific, literary, educational and other organizations which qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1987, as amended.

(d) Neither Mr. Doskocil nor Mrs. Doskocil have been convicted in any criminal proceedings during the last five years. The Trust has not been convicted in any criminal proceedings during the last five years.

(e) Neither Mr. Doskocil nor Mrs. Doskocil have been a party to any civil proceedings during the last five years. The Trust has not been a party to any civil proceedings during the last five years.

(f) Both Mr. Doskocil and Mrs. Doskocil are citizens of the United States. The Trust is organized under the laws of the State of Kansas. The Foundation is organized under the laws of the State of Kansas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Trust acquired the securities as a result of the acquisition of all of the partnership units of Whitco Company, LP ("Whitco") by the Issuer in exchange for an aggregate of 2,991,368 shares of Common Stock (the "Acquisition"). The Trust was a partner in Whitco prior to the Acquisition and its 204.45 partnership units were converted into 685,004 shares of Common Stock.

       Both the Foundation and Mrs. Doskocil purchased their respective shares on February 17, 2004 pursuant to the Issuer's registered offering on Form SB-2. The source of funds for these purchases came from Mr. and Mrs. Doskocil.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Trust acquired the securities as a result of the Acquisition. The Trust was a partner in Whitco prior to the Acquisition. The securities issued by the Issuer were acquired by the Trust as a result of the Acquisition and for no other reason. The Foundation and Mrs. Doskocil acquired their respective shares in connection with a capital raising transaction conducted by the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on their status as co-trustees of the Trust, each of Mr. and Mrs. Doskocil are deemed to beneficially own the 685,004 shares owned by the Trust. Additionally, based on his status as President of the Foundation, Mr. Doskocil is deemed to beneficially own the 16,000 shares purchased by the Foundation, for an aggregate of 701,004 shares of Common Stock, representing 19.9% of the outstanding shares of Common Stock. As stated above, Mrs. Doskocil is deemed to beneficially own the 685,004 shares owned by the Trust. Mrs. Doskocil owns 2,000 shares of common stock in her individual capacity, for an aggregate beneficial ownership of 687,004, representing 19.5% of the outstanding shares of Common Stock of the Issuer. All of the foregoing percentages are based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock immediately following Issuer's first closing on its registered offering, which such closing took place on February 17, 2004.

(b) Mr. Doskocil has the sole power to vote and dispose, or direct the disposition, of the 16,000 shares owned by the Foundation. Mr. Doskocil has the shared power with Mrs. Doskocil, the only other trustee of the Trust, to vote and dispose, or direct the disposition, of the 685,004 shares of Common Stock owned by the Trust. Additionally, Mrs. Doskocil has the sole power to vote and dispose, or direct the disposition, of the 2,000 shares owned by her individually.

(c) The 685,004 shares of Common Stock reported herein were acquired by the Trust from the Issuer effective August 27, 2003. The 16,000 shares of Common Stock reported herein were acquired by the Foundation from the Issuer effective February 17, 2004. The 2,000 shares of Common Stock reported herein were acquired by Mrs. Doskocil from the Issuer effective February 17, 2004.

(d) Other than Mr. and Mrs. Doskocil, who have the shared right, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 685,004 shares of Common Stock owned by the Trust. Other than Mr. Doskocil, who has the sole right, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,000 shares of Common Stock owned by the Foundation. Mrs. Doskocil has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,000 shares of Common Stock owned by her.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE.


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              March 3, 2004



                              /s/ Larry D. Doskocil
                              --------------------------
                              Larry D. Doskocil, Co-Trustee of the Larry D. Doskocil Living Trust Dated February 20, 1986, as Amended


                              /s/ Joan Doskocil
                              --------------------------
                              Joan Doskocil, Co-Trustee of the Larry D. Doskocil Living Trust Dated February 20, 1986,
                              as Amended


                              /s/ Larry D. Doskocil
                              --------------------------
                              Larry D. Doskocil, President of The Doskocil
                              Foundation


                              /s/ Joan Doskocil
                              --------------------------
                              Joan Doskocil